CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,000,000	$257.60
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

December 2013 Final Terms No. 124 Registration Statement No. 333-190038 Dated December 23, 2013 Filed pursuant to Rule 424(b)(2)
INTEREST RATE Structured Investments

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

For the first year of the term of the Notes, the Notes will pay quarterly interest payments at a fixed rate of 9.00% per annum. After the first year, subject to early redemption as further described below, the Notes will pay quarterly interest payments at a variable rate per annum equal to (i) the Multiplier of 4.05 times (ii) the difference, if any, between the 30-Year Constant Maturity Swap Rate and the 5-Year Constant Maturity Swap Rate, subject to the Maximum Interest Rate of 9.00% per annum and the Minimum Interest Rate of 0.00% per annum. We may redeem the Notes, in whole or in part, at our option on any Interest Payment Date beginning on December 27, 2014 at the Redemption Price set forth below. These long-dated Notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little or no interest on the Notes and the risk of the Notes being called by the Issuer prior to the Maturity Date. All payments on the Notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including the repayment of principal at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

FINAL TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$2,000,000
Issue Price:	$1,000 per Note (see “Commissions and Initial Issue Price” below)
Stated Principal Amount:	$1,000 per Note
Initial Interest Rate:	9.00% per annum
Original Trade Date:	December 23, 2013
Original Issue Date:	December 27, 2013 (3 Business Days after the Original Trade Date)
Maturity Date:	December 27, 2028, subject to Redemption at the Option of the Company (as set forth below).
Reference Rate:

The CMS Spread.

CMS Spread: An amount determined by the Calculation Agent, which is the CMS Rate with a maturity of 30 years minus the CMS Rate with a maturity of 5 years, expressed as a percentage. (See “The CMS Rates” on page PS-11 for additional information on how the CMS Rates are calculated. In certain circumstances, the CMS Rate will be based on the alternate calculation of the CMS Rate as described in “Reference Assets—CMS Rate” starting on page S-72 of the accompanying prospectus supplement.)

[Terms of Notes continue on the following page]

Commissions and Initial Issue Price:	Initial Issue Price(1)	Price to Public(2)	Agent’s Commissions(2)	Proceeds to Issuer
Per Note	$1,000	$1,000	$35.00	$965.00
Total	$2,000,000	$2,000,000	$70,000	$1,930,000
(1)	Our estimated value of the notes on the original trade date, based on our internal pricing models, is $902.20 per note. The estimated value is less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page 3 of this pricing supplement.
(2)	Morgan Stanley Wealth Management and its financial advisors will collectively receive from the Agent, Barclays Capital Inc., a fixed sales commission of $35.00 for each note they sell. See “Supplemental Plan of Distribution.”

Investing in the Notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 5 of this pricing supplement and on page S-6 of the prospectus supplement. You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below before you make an investment decision.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Risk Factors – Issuer Credit Risk” in this pricing supplement.

Prospectus dated July 19, 2013       Prospectus Supplement dated July 19, 2013

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any of the notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

December 2013 Final Terms No. 124 Registration Statement No. 333-190038 Dated December 23, 2013 Filed pursuant to Rule 424(b)(2)
INTEREST RATE Structured Investments

Terms continued from previous page
Interest Period:	The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).
Payment at Maturity:	On the Maturity Date, we will pay you an amount per Note equal to the Stated Principal Amount plus any accrued unpaid interest.
Interest Rate:

For each Interest Period commencing on or after the Original Issue Date to but excluding December 27, 2014 (the "Fixed Rate Payment Period"): the Initial Interest Rate.

For each Interest Period commencing on or after December 27, 2014 to but excluding the Maturity Date (the "Floating Rate Payment Period"), the interest rate per annum will be equal to the product of (1) the Multiplier times (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

The Reference Rate level applicable to an Interest Period will be determined on the related Reference Rate Determination Date.

During the Floating Rate Payment Period, it is possible that you could receive little or no interest on the Notes. If, on the related Reference Rate Determination Date, the Reference Rate is less than or equal to 0.00%, interest will accrue at a rate of 0.00% for that Interest Period.

Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	9.00% per annum
Multiplier:	4.05
Reference Rate Determination Dates:	Two New York Business Days prior to the relevant Reference Rate Reset Date.
Reference Rate Reset Dates:	For each Interest Period commencing on or after December 27, 2014, the first day of such Interest Period.
Redemption Price:	If we exercise our redemption option, you will receive on the Early Redemption Date an amount per Note equal to the Stated Principal Amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.
Redemption at the Option of the Company:	We may redeem your Notes, in whole or in part, at the Redemption Price set forth above, on any Interest Payment Date commencing on December 27, 2014, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.
Interest Payment Dates:	Quarterly on the 27th day of each March, June, September and December, commencing on March 27, 2014 and ending on the Maturity Date or the Early Redemption Date, if applicable.
Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.
Business Day Convention/Day Count Fraction:	Following, Unadjusted; 30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
CUSIP/ISIN:	06741T3M7/ US06741T3M70
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.

Barclays Capital Inc.

December 2013	Page 2

December 2013 Final Terms No. 124 Registration Statement No. 333-190038 Dated December 23, 2013 Filed pursuant to Rule 424(b)(2)
INTEREST RATE Structured Investments

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which the notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the note.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

 http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. In addition, the notes will not be guaranteed by the Federal Deposit Insurance Corporation under the FDIC’s temporary liquidity guarantee program.

In connection with this offering, Morgan Stanley Wealth Management is acting in its capacity as a selected dealer.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the original trade date is based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the original trade date is less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost which we may incur in hedging our obligations under the notes, and estimated development and other costs which we may incur in connection with the notes.

Our estimated value on the original trade date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the original trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the original trade date for a temporary period expected to be approximately 12 months after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes which we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Risk Factors” beginning on page 5 of this pricing supplement.

December 2013 Final Terms No. 124 Registration Statement No. 333-190038 Dated December 23, 2013 Filed pursuant to Rule 424(b)(2)
INTEREST RATE Structured Investments

Risk Factors

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. The following is a non-exhaustive list of certain key risk factors for investors in the Notes. For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;
•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;
•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;
•	“Risk Factors—Additional Risks Relating to Notes Which are Characterized as Benefitting from Full Principal Protection”’
•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise);
•	“Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”; and
•	“Risk Factors—Additional Risks Relating to Notes with a Reference Asset That Is a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate.”

•	Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the CMS Rates. Instead, after the initial Interest Periods for which the Initial Interest Rate applies, the amount of interest payable on the Notes is determined by multiplying the (a) Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof (the Reference Rate, or “CMS Spread”), as determined on the Reference Rate Determination Date applicable to the relevant Interest Period, subject to the Minimum Interest Rate and the Maximum Interest Rate. Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the Reference Rate Determination Date. If the CMS Spread on any Reference Rate Determination Date is equal to or less than zero (i.e., the difference between the CMS Rates of the two maturities identified on the cover page hereof is equal to or less than zero), you will receive no interest payment on the related Interest Payment Date (i.e., the Interest Rate for that Interest Payment Date would be equal to the Minimum Interest Rate of 0.00%). If the CMS Spread is equal to or less than zero on every Reference Rate Determination Date throughout the term of the Notes, you would receive no interest payments on your Notes after the initial Interest Periods for which the Initial Interest Rate applies. Given these various scenarios, it is possible that the Interest Rate related to each Interest Period, after the initial Interest Periods for which the Initial Interest Rate applies, during the term of the Notes will be less than that of an ordinary debt security of comparable maturity and may be zero in many instances.

•	The Amount of Interest Payable on the Notes Related to Any Interest Period is Capped — The interest rate on the Notes for each quarterly Interest Period, after the initial Interest Payment Periods when the Initial Interest Rate applies is capped for that quarter at the Maximum Interest Rate of 9.00% per annum. Furthermore, due to the Multiplier, you will not get the benefit of any increase in the Reference Rate (as determined on the relevant Reference Rate Determination Date) above a level of approximately 2.22%.

•	Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive any repayment of principal or any other amounts owed to you under the terms of the Notes.

•	Early Redemption—We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on the date specified on the cover page hereof, which could limit the term of your investment to as little as 12 months. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes until such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Historical Performance of the Reference Rate is Not an Indication of Its Future Performance—The historical performance of the CMS Rates should not be taken as an indication of their future performance during the term of the Notes. Changes in the levels of the CMS Rates will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall. During the Floating Rate Payment Period, there can be no assurance that the CMS Spread will be positive during the relevant Interest Periods. Furthermore, the historical performance of the CMS Spread does not reflect the return the Notes would have had because it does not take into account the Multiplier or the Maximum Interest Rate.

•	Exposure to the CMS Rates—Payments on the Notes are determined with reference to the CMS Rates. The CMS Rates, or the 30-Year CMS Rate and the 5-Year CMS Rate, are the “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of thirty years and five years, respectively. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate, and is the rate of interest at which banks borrow funds from each other in the London interbank market. 3-Month LIBOR is the rate of interest which banks in London charge each other for loans for a period of three months.

For additional information about CMS Rates, and more specifically, how the CMS Spread is calculated, see “The CMS Rates” below.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Original Trade Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Original Trade Date is lower than the Initial Issue Price of your Notes. The difference between the Initial Issue Price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Original Trade Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of the Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the Initial Issue Price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Original Trade Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Original Trade Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rates. Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•	Taxes— As discussed in more detail below, the Notes should be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. As a consequence of those rules, you will likely be required to include an amount of interest in income in certain periods that is less than the interest payments made on your Notes in such periods. Conversely, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest payments due on your Notes for such periods. It is also possible that the Internal Revenue Service could disagree with the characterization of the Notes as contingent payment debt instruments and assert that the Notes should be classified as variable rate debt instruments. If the variable rate debt instrument rules apply to your Notes, you will generally be required to include interest on the Notes in income at the time the interest is paid or accrued, depending on the your method of accounting for tax purposes. You should consult your tax advisor as to U.S. federal income tax consequences of investing in the Notes.

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Reference Rate;
o	the time to maturity of the Notes;
o	interest and yield rates in the market generally;
o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above.

December 2013 Final Terms No. 124 Registration Statement No. 333-190038 Dated December 23, 2013 Filed pursuant to Rule 424(b)(2)

INTEREST RATE Structured Investments

Hypothetical Interest Rate and Interest Payment Calculations

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios. These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes. The examples below assume that the Notes are not called, remain outstanding and are held until maturity and do not take into account the tax consequences of an investment in the Notes.

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the formula for determining the Interest Rate. The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period during the term of the Notes.

For purposes of these examples, we assume that the Notes are not being redeemed on any Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above. The examples below are based on the Multiplier of 4.05.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period commencing on or after December 27, 2014, a value for the Reference Rate is determined by calculating the CMS Spread (the 30-Year CMS Rate minus the 5-Year CMS Rate). If the value of the first CMS Rate is not sufficiently greater than the second CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate will result in a negative CMS Spread or a CMS Spread of zero, and therefore an Interest Rate that is equal to zero, as a result of the Minimum Interest Rate. If the Reference Rate is zero or negative on any Reference Rate Determination Date during the Floating Rate Payment Period, you will not receive any interest for the related Interest Period.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period commencing on or after the Original Issue Date to but excluding December 27, 2014, the interest rate per annum will be equal to the Initial Interest Rate.

For each Interest Period commencing on or after December 27, 2014 (“Floating Rate Payment Period”), the interest rate per annum will be equal to the product of (i) the Multiplier and (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

As both the Initial Interest Rate and the Maximum Interest Rate are set at 9.00%, the maximum possible per annum interest rate for any Interest Period is 9.00%. The minimum interest rate applicable to any Interest Period during the Floating Rate Payment Period could be 0.00%. As such, the per annum interest rate for any Interest Period during the Floating Rate Payment Period could potentially be between 0.00% and 9.00% per annum. See “Risk Factors—Reference Rate/Interest Payment Risk”.

Example Interest Rate and Interest Payment Calculations

The table below presents examples of hypothetical interest that would accrue on the Notes during various Interest Periods during the term of the Notes. For the initial Interest Payment Periods (Year 1), interest will accrue at a rate of 9.00% per annum. For the Floating Rate Payment Period (Years 2 -15), interest will accrue on the Notes based on the Reference Rate.

The examples below assume the Notes are not called, remain outstanding and are held until the Maturity Date. These examples do not take into account any tax consequences from investing in the Notes.

Also, as stated above, the below is merely a sampling of Interest Periods during the term of the Notes and does not reflect the total number of Interest Periods that occur during the term of the Notes.

Reference Rate[4]	Multiplier times Reference Rate	Interest Rate[12]	Quarterly Interest Payment Amount (per $1,000 note) [3]
-4.000%	-16.200%	0.000%	$0.000
-2.500%	-10.125%	0.000%	$0.000
-1.000%	-4.050%	0.000%	$0.000
0.000%	0.000%	0.000%	$0.000
0.500%	2.025%	2.025%	$5.063

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

1.000%	4.050%	4.050%	$10.125
1.500%	6.075%	6.075%	$15.188
2.000%	8.100%	8.100%	$20.250
2.222%	9.000%	9.000%	$22.500
3.000%	12.150%	9.000%	$22.500
3.500%	14.175%	9.000%	$22.500
4.000%	16.200%	9.000%	$22.500
1.	For each Interest Period occurring within Year 1, the Interest Rate per annum is equal to the Initial Interest Rate of 9.00%.
2.	For each Interest Period occurring during Years 2-15, the Interest Rate per annum is equal to the product of (1) the Multiplier of 4.05 and (2) the Reference Rate, subject to the Minimum Interest Rate of 0.00% and the Maximum Interest Rate of 9.00%, if applicable.
3.	The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.
4.	For each Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30-Year CMS Rate minus the 5-Year CMS Rate), as determined on the related Reference Rate Determination Date.

Example 1: If, on the Reference Rate Determination Date for the relevant Interest Period, the value of the 30-Year CMS Rate is 6.000% and the 5-Year CMS Rate is 5.400%, the Reference Rate for the Interest Period would be 0.600% (equal to the 30-Year CMS Rate minus the 5-Year CMS Rate). In this case, the per annum Interest Rate for that Interest Period would be 2.430% (equal to the Reference Rate times the Multiplier of 4.05), and you would receive an interest payment of $6.075 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.430% x (90/360) = 0.6075%

Interest Payment = $1,000 x 0.6075% = $6.075

Example 2: If, on the Reference Rate Determination Date for the relevant Interest Period, the value of the 30-Year CMS Rate is 4.000% and the 5-Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be −0.600% (equal to the 30-Year CMS Rate minus the 5-Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4.05 results in a per annum interest rate of −2.430%, which is less than the Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If, on the Reference Rate Determination Date for the relevant Interest Period, the value of the 30-Year CMS Rate is 9.00% and the 5-Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 3.300% (equal to the 30-Year CMS Rate minus the 5-Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4.05 results in a per annum interest rate of 13.365%, which is greater than the Maximum Interest Rate of 9.00%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 9.00%, and you would receive an interest payment of $22.500 per $1,000 Stated Principal Amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 9.00% x (90/360) = 2.250%

Interest Payment = $1,000 x 2.250% = $22.500

December 2013 Final Terms No. 124 Registration Statement No. 333-190038 Dated December 23, 2013 Filed pursuant to Rule 424(b)(2)

INTEREST RATE Structured Investments

THE CMS RATES

The CMS Rate with a maturity of 30 years (“30-Year CMS Rate”) and the CMS Rate with a maturity of 5 years (“5-Year CMS Rate”), will be determined by the Calculation Agent by reference to the 30-Year CMS Rate and 5-Year CMS Rate that appear on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Reference Rate Determination Date. Please see the information contained in “Reference Assets—CMS Rate” starting on page S-72 of the prospectus supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the Reference Rate cannot be determined in the manner described above on any Reference Rate Determination Date.

Historical Information for the CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods. The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes. Fluctuations in the CMS Rates make the Interest Rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated. Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that the 30-Year CMS Rate will be greater than 5-Year CMS Rate over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate for any Interest Period over the term of the Notes. The actual Interest Rate on the Notes for any Interest Period commencing on or after December 27, 2014 will depend on the actual CMS Rates on the applicable Reference Rate Determination Dates.

The following table and graph show historical month-end differences between the CMS Rates from January 31, 2008 through December 23, 2013 based on the CMS Rates as published by Bloomberg L.P. We have not independently verified the accuracy or completeness of the historical data in the table below. The Calculation Agent will determine the actual Interest Rate on the Notes for each Interest Period commencing on or after December 27, 2014 by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30-Year CMS Rate and 5-Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013
January	1.277%	0.903%	1.741%	2.136%	1.679%	1.990%
February	1.466%	0.749%	1.822%	1.947%	1.655%	2.007%
March	1.331%	1.036%	1.798%	1.887%	1.733%	2.035%
April	1.004%	1.014%	1.684%	2.000%	1.705%	1.981%
May	0.892%	1.333%	1.608%	2.032%	1.358%	1.996%
June	0.697%	1.210%	1.664%	2.068%	1.515%	1.880%
July	0.828%	1.308%	1.927%	2.179%	1.550%	2.079%
August	0.766%	1.328%	1.593%	1.935%	1.701%	1.952%
September	0.618%	1.271%	1.820%	1.459%	1.800%	2.098%
October	0.577%	1.482%	2.216%	1.678%	1.789%	2.132%
November	0.229%	1.689%	2.068%	1.423%	1.797%	2.283%
December	0.593%	1.548%	1.952%	1.358%	1.907%	2.069%(2)

(1)	The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30-Year CMS Rate minus 5-Year CMS Rate.

(2)	As measured on December 23, 2013.

December 2013 Final Terms No. 124 Registration Statement No. 333-190038 Dated December 23, 2013 Filed pursuant to Rule 424(b)(2)

INTEREST RATE Structured Investments

Additional Information About the Notes

Additional provisions:
Minimum ticketing size:	$1,000/1 Note
Tax considerations:

The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The tax treatment of your Notes depends in part upon whether it is reasonably expected that the interest paid on the Notes during the first half of the Notes’ term will be significantly greater than or less than the interest paid on the Notes during the second half of the Notes’ term (“Front-Loaded or Back-Loaded”, respectively). We expect interest on the Notes to be Front-Loaded and we intend to report payments on the Notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, assuming the Notes are Front-Loaded, the Notes should be characterized and treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct. Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as contingent payment debt instruments.

Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though the comparable yield may exceed the interest payments made with respect to the Notes. This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to redemption or maturity and are neither a prediction nor a guarantee of what the actual yield will be. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. You will not be required to separately include in income the interest payments you receive on the Notes, except to the extent of any positive or negative adjustments discussed below.

In addition, any gain you may recognize on the sale, redemption or maturity of the Notes will be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your Notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your Notes (and we intend to make the computation in such a manner) based on the assumption that your Notes will remain outstanding until the stated maturity date.

If, during any taxable year, the interest payments made on the Notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent payment debt instrument regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

If, during any taxable year, the interest payments made on the Notes are less than the amount of projected payment for that taxable year, you will incur a “net negative adjustment” under the contingent payment debt instrument regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, redemption or maturity of the Notes. In the case of taxpayers who are individuals, a net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

One consequence of the application of the contingent payment debt instrument rules to your Notes is that you will likely be required to include an amount of interest in income in certain periods that is less than the interest payments to be made on your Notes in such periods. We expect that this will be the case in 2014 for calendar year taxpayers, and will likely be the case in subsequent years. Conversely, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest payments that are due on your Notes for such periods. In the aggregate, if you hold your Notes to maturity, the total amount of income you include should equal the total amount of interest you received.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore holders are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments. Because the application of the contingent payment debt instrument rules to the Notes is not entirely clear and because the Internal Revenue Service could disagree with the determination that it is reasonably expected that the interest paid on the Notes during the first half of the Notes’ term will be significantly greater or less than the interest paid on the Notes during the second half of the Notes’ term, it is possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to special rules governing variable rate debt instruments for U.S. federal income tax purposes. If the Notes are so treated, you would include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for U.S. federal income tax purposes, and gain or loss from the sale of the Notes prior to early redemption or maturity would be capital gain or loss. For a more detailed discussion of the rules that apply to variable rate debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness of U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Risk Factors—Taxes” in this pricing supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup

Callable Leveraged Steepener Notes due December 27, 2028

Based on the Spread between the 30-Year CMS Rate and the 5-Year CMS Rate

Withholding” in the accompanying prospectus supplement.
Trustee:	The Bank of New York Mellon
Calculation agent:	Barclays Bank PLC
Use of proceeds and hedging:

The net proceeds we receive from the sale of the Notes will be used for various corporate purposes as set forth in the prospectus and prospectus supplement and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.

We, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in futures and options contracts on the Reference Rate and any other securities or instruments we may wish to use in connection with such hedging. Trading and other transactions by us or our affiliates could affect the level, value or price of reference assets and their components, the market value of the Notes or any amounts payable on your Notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement.

ERISA:	See “Employee Retirement Income Security Act” starting on page S-120 in the accompanying prospectus supplement.
Contact:	Morgan Stanley Wealth Management clients may contact their Morgan Stanley sales representative or Morgan Stanley principal executive offices at 1585 Broadway, New York, NY 10036 (telephone number 800-869-3326). A copy of each of these documents may be obtained from Barclays Bank PLC or the agent Barclays, at 1-888-227-2275 (Extension 2-3430) or 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

This pricing supplement represents a summary of the terms and conditions of the Notes. We encourage you to read the accompanying prospectus and prospectus supplement for this offering, which can be accessed via the hyperlinks on the front page of this document.

Supplemental Plan of Distribution

Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and its financial advisors will collectively receive from the Agent, Barclays Capital Inc., a fixed sales commission of $35.00 for each Note they sell.